Exhibit 99.1

SELECTED QUARTERLY FINANCIAL INFORMATION

(Unaudited)

Selected quarterly information for the years ended December 31, 2006 and 2005 is as follows (in thousands, except per share amounts):

	Quarter Ended
2006	December 31	September 30	June 30	March 31
Revenues from continuing Rental Operations	$218,014	$204,663	$203,662	$192,336
Revenues from continuing Service Operations	47,927	22,474	9,718	10,006
Net income available for common shareholders	$50,196	$61,734	$21,717	$11,448
Basic income per common share	$0.37	$0.46	$0.16	$0.08
Diluted income per common share	$0.37	$0.45	$0.16	$0.08
Weighted average common shares	134,665	135,117	134,969	134,781
Weighted average common shares and potential dilutive common equivalents	149,020	150,947	149,364	149,265
Funds From Operations (1)	$102,788	$88,787	$78,756	$67,677

2005	December 31	September 30	June 30	March 31
Revenues from continuing Rental Operations	$175,686	$167,740	$167,803	$157,378
Revenues from continuing Service Operations	13,914	22,584	23,748	21,695
Net income available for common shareholders	30,055	213,348	40,299	25,481
Basic income per common share	$0.22	$1.50	$0.28	$0.18
Diluted income per common share	$0.22	$1.48	$0.28	$0.18
Weighted average common shares	136,855	142,663	143,480	143,089
Weighted average common shares and potential dilutive common equivalents	151,145	158,468	157,696	157,720
Funds From Operations (1)	$84,548	$87,175	$87,841	$81,625

(1)          Funds From Operations (“FFO”) is used by industry analysts and investors as a supplemental operating  performance measure of an equity real estate investment trust (“REIT”) like Duke. FFO is calculated in accordance with the definition that was adopted by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”).  NAREIT created FFO as a supplemental measure of REIT operating performance that excludes historical cost depreciation, among other items, from  net income determined in accordance with United States generally accepted accounting principles (“GAAP”).  FFO is a non-GAAP financial measure developed by NAREIT to compare the operating performance of REITs.  The most comparable GAAP measure is net income (loss).  FFO should not be considered as a substitute for net income or any other measures derived in accordance with GAAP and may not be comparable to other similarly titled measures of other companies.

Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many industry investors and analysts have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. FFO, as defined by NAREIT, represents GAAP net income (loss)), excluding extraordinary items as defined under GAAP and gains or losses from sales of previously depreciated operating real estate assets, plus certain non-cash items such as real estate asset depreciation and amortization, and after similar adjustments for unconsolidated partnerships and joint ventures.

Management believes that the use of FFO, combined with the required primary GAAP presentations, has improved the understanding of operating results of REITs among the investing public and made comparisons of REIT operating results more meaningful. Management considers FFO to be a useful measure for reviewing comparative operating and financial performance (although FFO should be reviewed in conjunction with net income which remains the primary measure of performance) because by excluding gains or losses related to sales of previously depreciated operating real estate assets and excluding real estate asset depreciation and amortization, FFO provides a useful comparison of the operating performance of our real estate between periods or as compared to different companies.